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                                                                      EXHIBIT 21

                            SUBSIDIARIES OF QLT INC.

The following are the subsidiaries of QLT Inc. as of December 31, 2006, omitting those subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:

QLT USA, Inc., organized under the laws of Delaware.

QLT Therapeutics, Inc., organized under the laws of Delaware.